

07004882

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**ANNUAL AUDITED REPORT**
**FORM X-17A-5**
**PART III**

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

| SEC FILE |
| --- |
| **8-47278** |

REPORT FOR THE PERIOD BEGINNING **1/1/2006** (MM/DD/YY) AND ENDING **12/31/2006** (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

**Julian LeCraw Realty Advisors, Inc.**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**100 Atlanta Technology Center, Suite 200, 1575 Northside Drive, N.W.**

| **Atlanta** | **Georgia** | **30318-4208** |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PROCESSED
APR 0 9 2007
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Bob Reitz** **(404) 352-2800**
(Area Code -- Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (Whose opinion is contained in this Report *)
(Name ... if individual, state last, first, middle name)

**Jones and Kolb**

| **Ten Piedmont Center, Suite 100** | **Atlanta** | **GA** | **30305** |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |


SEC MAIL
RECEIVED
PROCESSING
MAR 0 1 2007
WASH, D.C.
185
SECTION

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on at the bureau of the exemption. See section 240.17a-5(e)(2).

## Financial Statement Presentation and Classification

### Oath or Affirmation

I, **Bob Reitz** swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of **Julian LeCraw Realty Advisors, Inc.**, as of **12/31/06** are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

________________________________________

________________________________________

Signature

**CFO / Fin. Op.**
Title

Subscribed and sworn to before me this 28th day of February 2007

Notary Public


AMY K. WALL
NOTARY
COMMISSION EXP.
GEORGIA
SEPT. 12, 2009
PUBLIC
FULTON COUNTY, GA

This report* contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of financial condition.
- ☑ (c) Statement of income (loss).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☑ (f) Statement of changes in liabilities subordinated to claims of general creditors.
- ☑ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- ☑ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☑ (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- ☑ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC supplemental report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent auditor's report on internal accounting control.
- ☐ (p) Schedule of segregation requirements and funds in segregation -- customers' regulated commodity futures account pursuant to Rule 171-5.

* For conditions of confidential treatment of certain portions of this filing, see section 240.17e-5(e)(3).
Note: Various exchanges may require an additional letter of attestation.

# JULIAN LECRAW REALTY ADVISORS, INC.

## ATLANTA, GEORGIA

## REPORT ON AUDITS OF FINANCIAL STATEMENTS

## FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005



SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2007
WASH. D.C.
185

**JULIAN LECRAW REALTY ADVISORS, INC.**
**INDEX TO FINANCIAL STATEMENTS**
**DECEMBER 31, 2006 AND 2005**



Jones and Kolb
Certified Public Accountants
Atlanta, Georgia

## INDEPENDENT ACCOUNTANTS' REPORT

To the Stockholders of
Julian LeCraw Realty Advisors, Inc.
Atlanta, Georgia

We have audited the accompanying balance sheets of Julian LeCraw Realty Advisors, Inc. as of December 31, 2006 and 2005, and the related statements of income (loss), changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Julian LeCraw Realty Advisors, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 7-9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole. Further, we have determined that Julian LeCraw Realty Advisors, Inc., during the year ended December 31, 2006, was in compliance with the exemptive provisions of Rule 15c3-3(k)(2)(i) and (ii) in that it carried no margin accounts, handled no

customer funds or securities and held no funds or securities for, or owed no money or securities to its customers. We have also determined that Julian LeCraw Realty Advisors, Inc. had no liabilities subordinated to claims of creditors at December 31, 2006. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



February 27, 2007

**JULIAN LECRAW REALTY ADVISORS, INC.**
**BALANCE SHEETS**
**DECEMBER 31, 2006 AND 2005**

## ASSETS

| | 2006 | 2005 |
|---|---|---|
| **CURRENT ASSETS** | | |
| Cash | $ 10,817 | $ 11,296 |
| Due from affiliates | 3,977 | 2,252 |
| Total assets | $ 14,794 | $ 13,548 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | 2006 | 2005 |
|---|---|---|
| **CURRENT LIABILITIES** | | |
| Accrued expenses | $ 250 | $ 708 |
| **STOCKHOLDERS' EQUITY** | | |
| Preferred stock, no par value, 100,000 shares authorized; none issued and outstanding | | |
| Common stock, $1 par value, 1,000,000 shares authorized; 500 shares issued and outstanding | 500 | 500 |
| Additional paid-in capital | 194,250 | 194,250 |
| Retained earnings (deficit) | (180,206) | (181,910) |
| Total stockholders' equity | 14,544 | 12,840 |
| Total liabilities and stockholders' equity | $ 14,794 | $ 13,548 |

The accompanying notes to financial statements are an integral part of these statements.

**JULIAN LECRAW REALTY ADVISORS, INC.**
**STATEMENTS OF INCOME (LOSS)**
**FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005**

| | 2006 | 2005 |
|---|---|---|
| **REVENUES** | | |
| Escrow fees and other income | $ 15,382 | $ 15,500 |
| Total revenues | 15,382 | 15,500 |
| **OPERATING EXPENSES** | | |
| Escrow fees and service charges | 3,000 | 1,968 |
| Registration fees | 1,115 | 2,601 |
| Professional fees (Note 4) | 6,250 | 31,750 |
| Outside services | 2,916 | 2,500 |
| Other (Note 4) | 397 | 75,430 |
| Total operating expenses | 13,678 | 114,249 |
| **NET INCOME (LOSS)** | $ 1,704 | $ (98,749) |

The accompanying notes to financial statements are an integral part of these statements.

## JULIAN LECRAW REALTY ADVISORS, INC.
## STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
## FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

| | Common Stock | | Additional Paid-In | Retained Earnings | |
|---|---|---|---|---|---|
| | Shares | Amount | Capital | (Deficit) | Total |
| **BALANCE** December 31, 2004 | 500 | $ 500 | $ 94,250 | $ (83,161) | $ 11,589 |
| Capital contributions | | | 100,000 | | 100,000 |
| Net loss | | | | (98,749) | (98,749) |
| **BALANCE** December 31, 2005 | 500 | 500 | 194,250 | (181,910) | 12,840 |
| Net income | | | | 1,704 | 1,704 |
| **BALANCE** December 31, 2006 | 500 | $ 500 | $ 194,250 | $ (180,206) | $ 14,544 |

The accompanying notes to financial statements
are an integral part of these statements.

**JULIAN LECRAW REALTY ADVISORS, INC.**
**STATEMENTS OF CASH FLOWS**
**FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005**

| | 2006 | 2005 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net income (loss) | $ 1,704 | $ (98,749) |
| ADJUSTMENTS TO RECONCILE NET INCOME (LOSS) TO NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES: | | |
| Change in due from affiliates | (1,725) | (2,252) |
| Change in accrued expenses | (458) | 500 |
| Total adjustments | (2,183) | (1,752) |
| Net cash provided by (used in) operating activities | (479) | (100,501) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Capital contributions | | 100,000 |
| Net cash provided by (used in) financing activities | | 100,000 |
| **NET CHANGE IN CASH** | (479) | (501) |
| **CASH** | | |
| Beginning of year | 11,296 | 11,797 |
| **CASH** | | |
| End of year | $ 10,817 | $ 11,296 |

The accompanying notes to financial statements are an integral part of these statements.

## JULIAN LECRAW REALTY ADVISORS, INC.
## NOTES TO FINANCIAL STATEMENTS
## FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

### 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Julian LeCraw Realty Advisors, Inc. (the "Company"), a Georgia corporation incorporated April 27, 1994, was formed as a broker/dealer to sell interests in real estate limited partnerships sponsored by an affiliate. The Company commenced doing business during 1995.

B. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

C. The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

D. The Company, with the consent of its stockholders, has elected to be taxed as an S-Corporation. Accordingly, income or loss from the Company will be combined with the income and expenses of the individual stockholders. The Company itself is not a taxpaying entity for purposes of Federal or state income taxes; therefore, no income taxes are recorded in the accompanying financial statements.

### 2. RELATED PARTY TRANSACTIONS

All fee income was generated from partnerships or entities whose principals are affiliated with the Company. The Company is operated out of the office of an affiliate which has identical ownership. Occupancy, compensation and commission expenses are not charged by the affiliate to the Company. Further, the Company does not charge or collect commissions for its services in marketing limited partnership offerings. Accordingly, the Statements of Income (Loss) and Cash Flows are not representative of revenues or expenses that would be incurred by an independent company. The Company is dependent on fee income and capital contributions from its owners and their affiliates in order to operate.

### 3. REGULATORY NET CAPITAL

The Company is required to maintain a minimum of $5,000 of net capital for regulatory purposes. According to regulations, assets such as due from affiliates, prepaid expenses, fixed assets, intangible assets and deferred costs are not allowable for purposes of computing regulatory net capital. If the Company's net capital falls below 120% of the minimum required, it must notify the regulatory agency and cease doing business until net capital is restored to 120% of the minimum level. At December 31, 2006, the Company reported $10,567 of net capital, which meets the net capital requirement.

**JULIAN LECRAW REALTY ADVISORS, INC.**
**NOTES TO FINANCIAL STATEMENTS**
**FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005**

## 4. REGULATORY COMPLIANCE

On February 24, 2005, the Company agreed to the issuance of a Consent Order from the Commissioner of Securities of the State of Georgia related to certain state security law violations from previous offerings. In conjunction with the Consent Order, the Company agreed to pay a $50,000 fine and an additional $25,000 to cover investigative costs. These amounts are recorded as 2005 other expenses in the accompanying Statement of Income (Loss). Upon payment of these amounts, which was funded by additional capital contributions made at the time the Consent Order was signed, the State of Georgia agreed to vacate its June 8, 2004 Order of Conditional Registration that will allow the Company to be registered with the State of Georgia as a dealer with no conditions. Legal fees of $25,000 to settle this matter are recorded as 2005 professional fees in the accompanying Statement of Income (Loss).

**JULIAN LECRAW REALTY ADVISORS, INC.**
**COMPUTATION OF NET CAPITAL**
**(Pursuant to Rule 15c3-1 of the**
**Securities Exchange Act of 1934)**
**DECEMBER 31, 2006**

| | |
|---|---|
| Total stockholders' equity from balance sheet | $ 14,544 |
| Less non-allowable assets | 3,977 |
| Net capital | $ 10,567 |

See Independent Accountants' Report.

JULIAN LECRAW REALTY ADVISORS, INC.
RECONCILIATION OF NET CAPITAL COMPUTATION
(Pursuant to Rule 17a-5(d)(4) of the
Securities Exchange Act of 1934)
DECEMBER 31, 2006

| | Reported in Unaudited Part II A FOCUS Report | Difference | Reported in Audited Financial Statement |
|---|---|---|---|
| Total stockholders' equity from balance sheet | $ 14,544 | $ - | $ 14,544 |
| Less non-allowable assets | (3,977) | | (3,977) |
| "Haircuts" | | | |
| Net capital | $ 10,567 | $ - | $ 10,567 |

See Independent Accountants' Report.

**JULIAN LECRAW REALTY ADVISORS, INC.**
**COMPUTATION OF AGGREGATE INDEBTEDNESS AND**
**BASIC NET CAPITAL REQUIREMENT**
**(Pursuant to Rule 15c3-1 of the**
**Securities Exchange Act of 1934)**
**DECEMBER 31, 2006**

AGGREGATE INDEBTEDNESS

| | |
|---|---|
| Liabilities | $ 250 |

BASIC NET CAPITAL REQUIREMENT

| | |
|---|---|
| Minimum net capital requirement | $ 5,000 |
| Net capital | 10,567 |
| Excess net capital | $ 5,567 |
| Percentage of aggregate indebtedness to net capital | 2.37% |

See Independent Accountants' Report.



Jones and Kolb
Certified Public Accountants
Atlanta, Georgia

INDEPENDENT ACCOUNTANTS' REPORT
ON INTERNAL CONTROL STRUCTURE REQUIRED
BY SEC RULE 17a-5

To the Stockholders of
Julian LeCraw Realty Advisors, Inc.
Atlanta, Georgia

In planning and performing our audit of the financial statements of Julian LeCraw Realty Advisors, Inc. for the year ended December 31, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, or in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3 because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S.

generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for any other purpose by anyone other than these specified parties.



February 27, 2007

END